Exhibit 99.1

Patria Investments Limited Announces New Chief Operating Officer As Part of The Ongoing Evolution of Its Corporate Structure

Grand Cayman, Cayman Islands, December 19, 2025 – Patria Investments Limited (“Patria”) (NASDAQ: PAX), a global alternative asset manager, announced today the implementation of a new corporate structure designed to enhance its global operating model, drive operational excellence, and better support Patria’s strategic execution at scale. To lead this new structure, Patria is creating the role of Global Chief Operating Officer (“COO”) and is pleased to introduce Nikitas Psyllakis, as its new Global COO, reporting directly to Patria’s Chief Executive Officer (“CEO”), Alex Saigh. Nikitas joins Patria as a Partner and will oversee the following corporate functions: Finance, Funds, Technology, Legal & Compliance, Risk Management and Internal Audit. As part of this organizational evolution, the current leaders of these corporate functions will now report directly to the new COO. Joining from DWS Group, Nikitas brings over 20 years of extensive global experience in financial services, having led strategic planning, operational transformation, and regulatory initiatives. His leadership will be instrumental in driving organizational effectiveness and supporting Patria’s evolving business needs. He will be based in London and serve as a member of the Management Committee.

Ms. Ana Russo, who has been serving as Chief Financial Officer (“CFO”) since October 2022, has informed Patria a few months ago about her intention to step down from her current position, effective April 2026, to devote time to advisory and non-executive roles as part of the next stage of her professional career. Patria is thankful for her dedication and contributions over the past three years and wishes her continued success in her next chapter.

Patria is pleased to announce that Raphael Denadai, currently Patria’s Partner and CFO of Portfolio Management, will assume the role as Patria’s Chief Financial Officer effective April 2026. Raphael has over 25 years of experience in financial and strategic planning, and corporate integration and transformation across Latin America and Europe. In his current role, he leads finance-related areas across Patria’s Private Equity and Infrastructure portfolios, including FP&A, Treasury, Project Finance, Accounting, Tax, Internal Audit, Compliance, Legal, M&A, and Procurement. Upon assuming the CFO position, Raphael Denadai will become a member of Patria’s Management Committee, and report directly to Nikitas Psyllakis. During the transition period, Ana Russo will work with Raphael until April 2026 to ensure a smooth handover.

Patria is confident that this evolution of its corporate structure will better support its evolving business needs and enhance integration, agility, and the decision-making process across its key corporate functions as it continues its growth trajectory.

About Patria Investments

Patria is a global middle market alternative asset manager, specializing in key resilient and growth sectors. We are a leading asset manager in Latin America and have a strong presence in Europe through our extensive network of General Partners relationships. Our on-the-ground presence combines investment leaders, sector experts, company managers, and strategic relationships, allowing us to identify compelling investment opportunities accessible only to those with local proficiency. With 37 years of experience and over US$ 51 bn in assets under management, we consistently deliver attractive returns through long-term investments, while promoting inclusive and sustainable development in the regions where we operate. Further information is available at www.patria.com.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as "outlook," "indicator," "believes," "expects," "potential," "continues," "may," "can," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under the section entitled “Risk Factors” in our annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. The forward-looking statements speak only as of the date of this press release, and we undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

Media contact:
Burson / +44 20 7113 3468 / patria@hillandknowlton.com

Patria Shareholder Relations:
E. PatriaShareholderRelations@patria.com
T. +1 917 769 1611